Fund for Tax-Free Investors, Inc.
4922 Fairmont Avenue
Bethesda, Maryland  20814


To the Board of Directors of Fund for Tax-Free Investors, Inc:

We are the auditors of Fund for Tax-Free Investors, Inc. (the Fund), a series investment company comprised of three portfolios, the Money
Market, Virginia, and Maryland portfolios (the Portfolios).  Rushmore
Trust and Savings, FSB (Rushmore Trust), a related entity, is custodian of all of the Fund's portfolios and the Fund is therefore subject to the provisions of Rule 17f-2 under the Investment Company Act of 1940. Accordingly, we have, without prior notice to the Fund or to Rushmore
Trust, accounted for the Portfolios' investment securities held by Rushmore Trust as of the close of business on January 20, 1998. It is understood that this report is solely for the use of management and for the information of the Securities and Exchange Commission and should not be used for any other purpose. Rushmore Trust, in addition to acting as custodian for the Portfolios, is custodian for other customers. Agents of Rushmore Trust hold, or account for by book entry, securities that are the responsibility of Rushmore Trust through custodial or trust agreements. Securities held by agents of Rushmore Trust, while identified by such agents as being deposited by Rushmore Trust, cannot be identified by such agents as to the specific customers of Rushmore Trust who have securities included in such deposits.

Rushmore Trust confirmed to us that the portfolio securities owned by the Fund on January 20, 1998 were held for the account of Rushmore Trust by Mellon Bank, N.A. (Mellon), as agent for Rushmore Trust. We obtained confirmation from Mellon of the securities held for the account of Rushmore Trust as of January 20, 1998. We reviewed Rushmore Trust's reconciliation of Mellon's confirmation to Rushmore Trust's internal records, identifying securities held by Mellon as a part of Rushmore Trust's aggregate security position with Mellon. We also reviewed Rushmore Trust's records that show the owners of the securities held by Mellon for the account of the Rushmore Trust at January 20, 1998. We determined that these securities, identified by such records as the property of the Fund's Portfolios, were in agreement with the Fund's records of securities owned at January 20, 1998. In addition, a brokers confirmed to us purchases and sales outstanding at January 20, 1998, which was in agreement with the Portfolios' records. We also agreed an analysis of portfolio transactions recorded subsequent to December 31, 1997, January 20, 1998, the date of the last audit of the financial statemements, in the investment accounts to supporting records and verified a sample of portfolio security transactions to supporting records and documentation.

Because the above procedures were not sufficient to constitute an audit conducted in accordance with generally accepted auditing standards, we do not express an opinion on the investment accounts referred to above as of the dates indicated. In connection with the procedures referred to above, no matters came to our attention that caused us to believe that the specified accounts should be adjusted. Had we performed additional procedures or had we conducted an audit of the financial statements of the Fund in accordance with generally accepted auditing standards, matters might have come to our attention that would have been reported to you. This report relates only to the investments specified above and does not extend to the financial statements of the Fund, taken as a whole for any date or period.

Deloitte & Touche LLP
Princeton, New Jersey
January 27, 1998